Sideware Contacts Jim Speros, 703/437-9002 Jennifer Burke, 604/669-2101 x. 224 KnowledgeMax, Inc.: Contact Lin Pearce, 301/468-8000 ext. 109	Filed by Sideware Systems, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Act of 1933.

Subject companies: Sideware Systems Inc. [File No. 000-29974]
KnowledgeMax Inc.

December 10, 2001

Letter to Sideware Shareholders

SET FORTH BELOW IS A LETTER TO SHAREHOLDERS OF SIDEWARE SYSTEMS, INC. REGARDING THE PROPOSED MERGER OF SIDEWARE SYSTEMS, INC. AND KNOWLEDGEMAX. THE LETTER HAS BEEN POSTED ON SIDEWARE SYSTEM'S WEB SITE.

Dear Shareholders:

On Friday, December 7, 2001, we announced the signing of a definitive merger agreement with KnowledgeMax Inc., a privately-held, enterprise knowledge and e-learning company whose Web site is http://www.knowledgemax.com/. We are excited about this merger and hope you will feel the same way as you learn more about KnowledgeMax in the upcoming weeks.

While 2001 saw the end for numerous technology companies, we set out on a course to rapidly transform Sideware. We cut costs, exited the collaboration market (which was not yielding the results you or we expected) and entered the e-learning space by receiving a one million dollar investment from former Chairman Grant Sutherland which we used to purchase 66% of The Chalk Group. With this merger, Sideware continues that transformation while strengthening its financial position and ability to enhance shareholder value.

Below are some of the highlights of the transaction with KnowledgeMax.
  Fresh Capital. At least three million dollars of new investment will be available for Sideware and KnowledgeMax. We are in the process of closing a private placement for at least one million dollars and plan to obtain at least two million dollars by selling a large portion of our stake in The Chalk Group. Each of these is condition to consummation of the merger

  Name Change. Sideware will be adopting the KnowledgeMax name following the closing of the merger.

  Reincorporation to Delaware. As a condition to consummation of the merger, Sideware will relocate to Delaware. This will reduce costs and expenses associated with being in both Canada and the U.S., and this should also permit the merger to be a tax-free transaction for KnowledgeMax shareholders.

  Corporate Structure. KnowledgeMax shareholders will own 55% of the merged entity with Sideware shareholders owning 45%. KnowledgeMax will hold six of the eleven board seats. Sideware's five board seats will consist of: myself; Ken Thornton, who will become Vice Chairman following the merger; Jay Nussbaum, Executive Vice President of KPMG Consulting; Jack Kemp, head of Empower America; and John Shoemaker, Executive Vice President of Sun Microsystems.

  Sideware Remains A Public Entity. Sideware will remain a public company following the merger and name change. We will be traded on the OTC Bulletin Board and, for the time being, on the Toronto Stock Exchange. As part of the move to the United States, we will determine over the next few months whether a continued listing on the TSE makes sense.

  New CEO. KnowledgeMax's co-CEO E. Linwood ("Lin") Pearce will become Chairman and CEO of the new company. He is the former President and Chief Executive Officer of Template Software (NASD-``TMPL''). Prior to joining KnowledgeMax, he served as Executive Vice President of Worldwide Sales, Marketing and Business Development for Sage Software, Executive Vice President and Chief Operating Officer of Software AG of North America, and Vice President of Field Operations for Applied Data Research.
Together with KnowledgeMax, we will offer "best of breed'' solutions in the enterprise knowledge and e-learning market, allowing enterprises to centralize and consolidate the delivery processes and procurement of education and knowledge materials. Corporations using the KnowledgeMax platform can take advantage of its automated business process, which provides an efficient means of selecting, ordering, purchasing, and fulfillment, resulting in bottom line savings to the client. The platform is being expanded to accommodate premium service offerings, including print on demand, media services, and knowledge management. Current partnerships include Baker & Taylor, Pearson Education, Thomson, IBM, and over fifty other world class learning and information content partners.

I'd like to point out two of KnowledgeMax's anchor customers: IBM and Accenture. KnowledgeMax has won a multi-year contract with IBM to provide an online "knowledge" store offering over 12,000 technical and educational books, videos, CDs, etc. to IBM's more than 300,000 employees worldwide. KnowledgeMax is currently rolling out this service to IBM's employees. Furthermore, KnowledgeMax has a number of other contracts with IBM. As for Accenture, KnowledgeMax will be providing their more than 65,000 employees with a similar online "knowledge" store. Additional information on IBM, Accenture, and other KnowledgeMax customers will be released shortly.

Our CTO, Rahul Bardhan, will be working with KnowledgeMax to further develop their current offerings. Some of you have asked about our EIS collaboration software. As many of you know, we have won four product awards with EIS and we are evaluating the technology to determine the appropriate fit as we move forward.

Several of you have asked whether we are doing a reverse split as part of this transaction. The answer is "no." A reverse split is not part of our merger with KnowledgeMax. We may consider a reverse split in the future, especially if such split were coupled with a move to the NASDAQ.

In the near future, we will be filing several documents with the Securities and Exchange Commission about the merger and thereafter mailing to you a proxy statement and prospectus. In that document, we will be seeking among other things your approval for the merger at a shareholder meeting to be called in early to mid 2002.

Finally, our former Chairman, Grant Sutherland along with fellow directors Peter Kozicki and Ted White, CFO of Braintech, have chosen to step down from the board upon closing in order to accommodate the directors from KnowledgeMax. In addition, our chief financial officer Stewart Walchli, has chosen to focus on his position as CFO of the Chalk Group. He will, however, help guide Sideware through the transition period. I have enjoyed working with each of them and want to thank them for their past and continued service through closing.

I also want to thank my entire management team for their efforts in pursuing and concluding this merger in a difficult business environment. At the end of the day, we believe that this merger represents new opportunities for Sideware and for shareholder value.

On behalf of the board of directors of Sideware, I thank you for your continued support.

Sincerely,

James L. Speros
CEO Sideware Systems Inc.

A registration statement on Form S-4 will be filed with the Securities and Exchange Commission in connection with the proposed transaction. The registration statement will include a proxy statement/prospectus which will be sent to the shareholders of Sideware Systems Inc. seeking their approval of the proposed transaction. Investors and security holders are urged to read the registration statement and proxy statement/prospectus because they will contain important information.

When filed, these documents may be obtained free of charge at the website maintained by the Securities Exchange Commission at ``www.sec.gov.'' These documents may also be obtained free of charge by requesting them in writing from Jennifer Burke, Sideware Investor Relations, Suite 1600, 777 Dunsmuir Street, Vancouver, BC Canada V7Y1K4.

Sideware, its directors, and executive officers may be deemed participants in the solicitation of proxies from the stockholders of Sideware in connection with the transaction. Information about these participants is set forth in Sideware's Annual Report on Form 10-K for the fiscal year ended December 31, 2000 and in other SEC filings. Stockholders and investors may obtain additional information regarding the interests of such participants, as well as the directors and executive officers of KnowledgeMax, by reading the proxy statement/prospectus regarding the transaction when it becomes available.